Filed by Electronic Data Systems Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Electronic Data Systems Corporation

Commission File No. 001-11779

Electronic Data Systems Corporation

Registration Statement on Form S-4

Registration No. 333-114061

The following press release was issued on April 28, 2004 by Electronic Data Systems Corporation:

NEWS RELEASE

CONTACTS:
Kevin Lightfoot	Lori Marsh
EDS Media Relations	EDS Investor Relations
972-605-3414	972-605-8933
kevin.lightfoot@eds.com	lori.marsh@eds.com

FOR IMMEDIATE RELEASE: WEDNESDAY, APRIL 28, 2004

EDS Changes Cash Offer Price of Exchange Offer to Adjust for May Quarterly Payment on Its FELINE PRIDES

PLANO, Texas – On March 31, 2004, EDS commenced an offer to exchange its FELINE PRIDES in the form of Income PRIDES for 0.8430 shares of EDS common stock plus $2.53 in cash for each validly tendered and accepted Income PRIDES. EDS extended the exchange offer, which was due to expire yesterday, April 27, 2004, to 5:00 P.M. (ET), on Tuesday, May 11, 2004, unless further extended by EDS.

Holders of record of FELINE PRIDES at the close of business on May 3, 2004, will receive their quarterly interest payment and quarterly contract adjustment payment in the aggregate amount of $0.953125 per unit of FELINE PRIDES, payable on May 17, 2004. Because the $2.53 cash offer price included this quarterly payment, the cash offer price is reduced by $0.95 per unit of FELINES PRIDES and will now be $1.58 per unit of FELINE PRIDES.

This adjustment maintains the economic equivalence of EDS’ offer after giving effect to the announced extension of the exchange offer to a date after the record date for the May quarterly payment. In addition, if the conditions to the exchange offer are satisfied and the expiration date is not further extended, EDS intends to accept tendered FELINE PRIDES so that tendering holders will be record holders of common stock by the close of business on May 14, 2004, which is the record date for the dividend payment on June 10, 2004, of $0.15 per share of EDS common stock.

In order to facilitate dissemination of this information, EDS is extending the exchange offer until midnight (ET) on Tuesday, May 11, 2004, unless further extended by EDS. Holders who have validly tendered their Income PRIDES need take no further action. Other holders who want to tender their Income PRIDES must do so by no later than midnight. (ET), on Tuesday, May 11, 2004, when the exchange offer will expire, unless extended by EDS. Tendered Income PRIDES may be withdrawn at any time prior to the time the offer expires.

The EDS common stock being offered in the exchange may not be sold nor may offers to exchange be accepted prior to the time that the registration statement related to the exchange offer becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the EDS common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Merrill Lynch & Co., Inc. and Citigroup Global Markets Inc. are acting as co-lead dealer managers, Mellon Investor Services LLC is the information agent, and JPMorgan Chase Bank is the exchange agent for the offer. Copies of the registration statement, exchange offer prospectus, letter of transmittal and other materials related to the exchange offer may be obtained at no charge from the information agent at 866-293-6625 or from the Securities and Exchange Commission’s Web site at www.sec.gov. Additional information concerning the terms of the exchange offer, including all questions relating to the mechanics of the offer, may be obtained by contacting the information agent at 866-293-6625 or Merrill Lynch at 888-654-8637 (toll-free) or Citigroup at 877-531-8365 (toll-free). The materials related to the exchange offer contain important information that should be read carefully before any decision is made with respect to the exchange offer.

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About EDS

EDS provides a broad portfolio of business and technology solutions to help its clients worldwide improve their business performance. EDS’ core portfolio comprises information-technology, applications and business process services, as well as information-technology transformation services. EDS’ A.T. Kearney subsidiary is one of the world’s leading high-value management consultancies. With 2003 revenue of $21.5 billion, EDS is ranked 87th on the Fortune 500. The company’s stock is traded on the New York (NYSE: EDS) and London stock exchanges. Learn more at eds.com <<http://www.eds.com>>.